CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined
Fixed Charges and Preferred Stock Dividends
	FOR THE THREE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)	MARCH 31, 2008
Earnings from continuing operations	$22,072		$165,215
Undistributed equity income from investees	4,574		(77,391)
Income taxes	5,061		73,690
Earnings from continuing operations before income taxes	$31,707		$161,514
Fixed charges:
Interest, long-term debt	$11,126		$40,824
Interest, other (including interest on short-term debt)	2,445		8,723
Amortization of debt expense, premium, net	550		2,029
Portion of rentals representative of an interest factor	123		526
Total fixed charges	$14,244		$52,102
Earnings from continuing operations before income taxes	$31,707		$161,514
Plus: total fixed charges from above	14,244		52,102
Plus: amortization of capitalized interest	102		407
Earnings from continuing operations before income taxes and fixed charges	$46,053		$214,023
Ratio of earnings to fixed charges	3.23	X	4.11	X
Total fixed charges from above	14,244		52,102
Preferred stock dividends	14		67
Total fixed charges and preferred stock dividends	14,258		52,169
Ratio of earnings to combined fixed charges and preferred stock dividends	3.23	X	4.10	X